Software Acquisition Group Inc.

c/o Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas

New York, NY 10105

November 18, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attention: Ed Kelly

Re:	Software Acquisition Group Inc.
Registration Statement on Form S-1, as amended
Filed October 25, 2019
File No. 333-234327

Dear Mr. Kelly:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Software Acquisition Group Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Tuesday, November 19, 2019, or as soon as thereafter practicable.

Very truly yours,

/s/ Jonathan S. Huberman
Jonathan S. Huberman
Chief Executive Officer and Chairman

cc:	Ellenoff Grossman & Schole LLP
Kirkland & Ellis LLP